
parlay café
WORK | MEET | RELAX

A Haven for Remote Workers and Digital Nomads

Remote Workers Need a Better Place to **Work, Meet & Relax**

parlay café

WORK | MEET | RELAX

Parlay Café Fills an Un-Recognized Niche


parlay café

- Coffee Shops are great except they aren't
- WeWork is too big, too few & too much
- For every Co-Worker there are hundreds of potential Parlayers
- Parlay thrives in retail (free parking!)
- Membership & Bookings are App Driven!

GET IT ON Google Play

Download on the App Store

Members Lounge

- Parlay Café offers a retail setting with a coffee bar open to the public, and a private lounge accessible only to Members
- The Members Lounge offers Work Spaces, Lounge Seating, Day-Use Lockers, Private Phone Booths, and Ultra-Secure High Bandwidth Internet Access.


LOBBY
COFFEE BAR
MAIL ROOM
MEMBERS LOUNGE
BREAKROOM
11
RESTROOM
12
VESTIBULE
18
RESTROOM
14
DATA
15

Proof Of Concept

Our first store opened in Temecula, CA in April 2019 and broke even in month five, proving the viability of our concept.

Franchise Business Model

We have just completed the franchising process and are ready to expand. Franchise inquiries are flooding in!


parlay café

Three Balanced Revenue Streams

- Day Pass & Membership Fees (33%)
- Conference Rooms (33%)
- Food & Beverage Revenue (34%)

parlay café

WORK | MEET | RELAX

How is Parlay Cafe Different than WeWork or Regus?


WeWork
Regus
Parlay Café
50,000 SF
$350/mo
$$Parking
$$$
Overhead
15,000 SF
$350/mo
$$Parking
$$ Overhead
2,500 SF
parlay café
WORK | MEET | RELAX
$5/Hour
$20/Day
$195/mo.
FREE
Parking!
Low
Overhead

Note: The average footprint of an independent co-working space in the US is 7,500 square feet.

(1) WeWork, (2) Regus, (12) Parlay:

- **Same Overall Size & Overhead**
- **Which Would You Join?**


we
Regus
Regus

There is No Direct Competitor for Our Concept.

parlay café
WORK | MEET | RELAX

How is Parlay Café Different?



- Better Atmosphere than a Coffee Shop
- **Members = Monthly Recurring Revenue!**
- More Accessible than Co-Working
- More Affordable than Co-Working
- Retail Vibe vs. Office Environment
- Membership = Access to Any Location!
- Food & Beverage = 34% of Revenue
- **Food & Beverage = 15% Food Cost!**

parlay café

FEATURING illy

WORK | MEET | GATHER

BEVERAGES

	12 OZ	16 OZ
Brewed Coffee	2.25	2.95
Cold Brew		4.95
Hot Tea	2.25	2.95
Iced Tea (Black/Green)	2.25	2.95
Hot Chocolate	2.95	3.45
Chai Tea Latte	3.95	4.95

	SINGLE	DOUBLE
Espresso	1.95	2.95

	12 OZ	16 OZ
Americano	3.95	4.95
Macchiato	3.95	4.95
Cappuccino	3.95	4.95
Latte	3.95	4.95

	16 oz
ICED or BLENDED BEVERAGES	4.95

Mocha, White Chocolate Mocha, Vanilla Latte, Caramel Macchiato, Matcha Green Tea, Thai Tea, White Chocolate (no coffee), Vanilla Bean (no coffee)

SMOOTHIES

Strawberry Banana	4.95
Pina Colada	4.95
Mango	4.95

EXTRAS

Extra Espresso Shot	.95
Extra Flavor Shot	.75
Milk Alternative	.75

Soy, Almond, Coconut, Oat

SMALL BITES

Breakfast Burrito	3.95
Egg Bites (two)	3.95
Sausage & Egg Sandwich	3.95
Sandwich & Chips	5.95
Salads	4.95

Muffin	2.95
Danish	2.95
Bagel	2.95
Croissant	2.45
Cookies (three)	2.45

GRAB & GO

illy Cappuccino or Mochaccino	2.95
Pellegrino	2.45
Soda or Juice	1.95
Bottled Water	.95
Chips	.95

RELAX IN OUR MEMBERS LOUNGE!

$5 HOUR | $20 DAY | $195 MONTHLY

Enjoy your beverage while you relax or work. Our Members Lounge offers luxury leather seating with ample work space and private phone booths!

Ask for a Free Tour!

Founded in 2019, the Parlay Café executives have extensive backgrounds in successfully launching startup companies over the past 20 years.

Headquartered in Temecula, California, the company plans to open 1,000 units over the next ten years.


illy
parlay café

The Parlay Café Team

- Don Mastrangelo, Founder & CEO
- Annette Rogers – Store Design
- Kristal Nanci – Branding & Marketing
- Liz Cahue – Human Resources
- Greg Preite – Marketing & Advertising
- Mahlon Tobias – Site Selection & Leasing

parlay café

WORK | MEET | GATHER


DON

parlay café

WORK | MEET | GATHER

Don Mastrangelo, Founder & CEO

- Seasoned CEO
- Successful Previous Exits
- Serial Entrepreneur
- Best-Selling Author (Sales)
- Developed Parlay Café to Fulfill His Personal Desire for a Better WorkSpace

The New Normal?

- We don’t know what the new normal will be - but we do know Remote Work is here to stay.
- Access to the Members Lounge is via a combined Facial Recognition/Thermo Scanner.
- Members Lounge seating is separated by six feet and with upscale acoustic dividers for Social Distancing.
- Parlay Café Leads the Way!
- Remote Workers need Parlay Café!


POP



INDIVIDUAL FRANCHISE METRICS *	
Franchise Fee	$35,000
Initial Investment	$243,575
Working Capital	$37,500
Total Investment	**$316,075**

parlay café

WORK | MEET | RELAX

*These are forward-looking projections and cannot be guaranteed

REVENUE	Year 1	Year 2	Year 3	Year 4	Year 5
GROSS SALES	$300,000	$330,000	$363,000	$399,300	$439,230
Food Cost w/ Paper	$40,000	$44,000	$48,400	$53,240	$58,564
GROSS PROFIT	**$260,000**	**$286,000**	**$314,600**	**$346,060**	**$380,666**
VARIABLE EXPENSE	**$86,850**	**$95,535**	**$105,089**	**$115,597**	**$127,157**
OPERATING MARGIN	$173,150	$190,465	$209,511	$230,463	$253,509
OPERATING EXPENSES	**$86,850**	**$88,586**	**$90,313**	**$92,122**	**$93,986**
TOTAL EXPENSES	**$173,700**	**$184,121**	**$195,402**	**$207,719**	**$221,143**
EBITDA*	**$86,300**	**$101,879**	**$119,198**	**$138,341**	**$159,523**
ANNUAL RETURN ON INVESTMENT	**27.3%**	**32.2%**	**37.7%**	**43.8%**	**50.5%**
TOTAL RETURN ON INVESTMENT	**27.3%**	**59.5%**	**97.2%**	**141.0%**	**191.5%**

Franchisor (Parlay, Inc.) Five Year Projections*

YEARS	1st Year	2nd Year	3rd Year	4th Year	5th Year
MONTHS	1-12	1-12	1-12	1-12	1-12
CUMULATIVE MONTHS	1-12	13-24	25-36	37-48	49-60
REVENUES (000)					
FRANCHISE FEES	$315.0	$910.0	$1,260.0	$1,820.0	$1,820.0
ROYALTIES	$9.0	$190.5	$694.0	$1,446.1	$2,527.0
SYSTEM ADVERTISING	$3.0	$63.5	$231.3	$482.0	$842.3
TOTAL REVENUE (000)	**$327.0**	**$1,163.9**	**$2,185.4**	**$3,748.1**	**$5,189.3**
TOTAL REVENUE (000)	**$246.4**	**$663.6**	**$1,243.0**	**$1,987.9**	**$2,924.1**
NET CASH FLOW (000)	$80.7	$500.4	$942.3	$1,760.2	**$2,265.2**
CUM CASH FLOW (000)	$80.7	$581.1	$1,523.4	$3,283.6	**$5,548.8**

*These are forward-looking projections and cannot be guaranteed

Next Steps

1. We are currently seeking **$4,900,000** to open new Parlay Café company owned locations in strategic US markets to build brand awareness and stimulate franchise sales.

2. Expansion Nationwide Through Franchising.


parlay café

parlay café

WORK | MEET | RELAX

Pre-Money Valuation:

$3,500,000

(Berkus Method)

Deal Structure:

Safe Note


parlay café
WORK | MEET | GATHER
Temecula, CA 92591
DRM Ventures

Exit Strategy:

Acquisition, Merger or IPO within 3-5 years* during our aggressive growth toward our target of 1,000 locations. Possible targets include:

- IWG (Regus) or another co-working company
- Starbucks, Illy or another coffee company
- Staples or another big box experimenting with shared workspace
- Capital One or another financial services company (Capital One Café)
- Private Equity firm specializing in franchises
- Substantial Second Round
- Initial Public Offering

*These are forward-looking projections and cannot be guaranteed